EXHIBIT 99.37
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[LOGO - VERMILION ENERGY TRUST]

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                 NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES
                    OR FOR DISTRIBUTION IN THE UNITED STATES
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                        VERMILION ENERGY TRUST ANNOUNCES
                          BOUGHT DEAL EQUITY FINANCING
                        PRESS RELEASE - NOVEMBER 19, 2003


CALGARY, ALBERTA (TSX - VET.UN) - Vermilion Energy Trust ("Vermilion" or the "Trust") is pleased to announce it has entered into an agreement with a syndicate of underwriters to sell 5,500,000 Trust Units at $14.10 per unit to raise gross proceeds of $77,550,000.

The underwriting syndicate led by CIBC World Markets Inc., includes BMO Nesbitt Burns Inc., RBC Capital Markets, TD Securities Inc., National Bank Financial Inc., Canaccord Capital Corporation, Scotia Capital Inc. and FirstEnergy Capital Corp. Vermilion has granted the underwriters an option, exercisable in whole or in part, no later than 48 hours prior to the closing, to purchase up to an additional 550,000 Trust Units at the same offering price. Should the option be fully exercised, the total gross proceeds of the issue would be $85,305,000. The offering will be made in all provinces of Canada and is expected to close on or about December 10, 2003, subject to regulatory approval.

The net proceeds from the financing will be used to partially repay outstanding borrowings under Vermilion's credit facilities, and for general purposes including funding Vermilion's ongoing capital expenditure and acquisition program.

VERMILION IS AN INTERNATIONAL ENERGY TRUST THAT BENEFITS FROM GEOGRAPHICALLY DIVERSE PRODUCTION. WHILE 73% OF PRODUCTION VOLUMES COME FROM HIGH QUALITY OIL AND GAS RESERVES IN CANADA, THE TRUST ALSO PRODUCES HIGH VALUE, LIGHT OIL IN FRANCE. THE TRUST ALSO HOLDS A 72.2% INTEREST IN AVENTURA ENERGY INC., A TRINIDAD-BASED OPERATION. THE TRUST'S OBJECTIVE IS TO DELIVER STABLE DISTRIBUTIONS AND MAINTAIN A STRONG BALANCE SHEET WHILE REINVESTING CAPITAL TO MAXIMIZE PRODUCTION AND ASSET VALUE FOR UNITHOLDERS. VERMILION TRADES ON THE TORONTO STOCK EXCHANGE UNDER THE SYMBOL VET.UN. FOR FURTHER INFORMATION ON VERMILION, PLEASE VISIT WWW.VERMILIONENERGY.COM.

THE SECURITIES OFFERED HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT IN CERTAIN TRANSACTIONS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT.

ADVISORY: THE TORONTO STOCK EXCHANGE HAS NEITHER APPROVED NOR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN. CERTAIN INFORMATION REGARDING VERMILION MAY CONSTITUTE FORWARD-LOOKING FINANCIAL AND OPERATIONAL INFORMATION INCLUDING EARNINGS, CASH FLOW, PRODUCTION AND CAPITAL EXPENDITURE PROJECTIONS. THESE PROJECTIONS ARE BASED ON THE TRUST'S EXPECTATIONS AND ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES THAT COULD MATERIALLY AFFECT THE RESULTS. THESE RISKS INCLUDE, BUT ARE NOT LIMITED TO, FUTURE COMMODITY PRICES, EXCHANGE RATES, INTEREST RATES, GEOLOGICAL RISK, RESERVE RISK, POLITICAL RISK, ENVIRONMENTAL RISK, PRODUCT DEMAND AND TRANSPORTATION RESTRICTIONS. AS A CONSEQUENCE, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THE FORWARD-LOOKING INFORMATION.

FOR FURTHER INFORMATION PLEASE CONTACT:
LORENZO DONADEO, P. ENG.
PRESIDENT & CHIEF EXECUTIVE OFFICER
(403) 269-4884
OR:
CURTIS W. HICKS, CA
VICE PRESIDENT, FINANCE & CFO
(403) 781-9424
 OR:
PAUL BEIQUE
DIRECTOR, INVESTOR RELATIONS
(403) 781-9449